

A+4 3 11 2004

SECURI1 04004775 /IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004

SEC FILE NUMBER
8- 47826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Manarin Securities Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

  11605 West Dodge Road   Suite One

(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
  Charles Richter   (402) 330-1166

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dolleck & Frederes P.C.

(Name – if individual, state last, first, middle name)

10730 Pacific St., Ste. 242	Omaha	NE	68114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Charles Richter__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Manarin Securities Corporation__ , as of __December 31__ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
DIXIE L. ROHLFS
My Comm. Exp. Sept. 9, 2007

_____
Signature

__CОО__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANARIN SECURITIES CORPORATION

Financial Statements, Supplemental Information and Supplemental
Report on Internal Control for the Year ended December 31, 2003

(With Independent Auditors' Report Thereon)

CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	3 and 4
FINANCIAL STATEMENTS	
STATEMENT OF FINANCIAL CONDITION	5
STATEMENT OF INCOME	6
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY	7
STATEMENT OF CASH FLOWS	8
NOTES TO FINANCIAL STATEMENTS	9 - 12
SUPPLEMENTAL INFORMATION	
SCHEDULE 1 COMPUTATION OF NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES ACT OF 1934	13
SCHEDULE 2 RECONCILIATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS PER AUDIT REPORT TO CORPORATION'S FOCUS REPORT	14
SCHEDULE 3 STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES	15
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	16 and 17

DOLLECK & FREDERES P.C.

CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Manarin Securities Corporation
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Manarin Securities Corporation, (a Nebraska corporation) as of December 31, 2003 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manarin Securities Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1, 2, 3, is presented for the purpose of

additional analysis and is not a required part of the basic
financial statements, but is supplementary information required by
rule 17a-5 under the Securities Exchange Act of 1934. Such
information has been subjected to the auditing procedures applied
in the audit of the basic financial statements and, in our opinion,
is fairly stated in all material respects in relation to the basic
financial statements taken as a whole.

DOLLECK & FREDERES P.C.
Certified Public Accountants
February 20, 2004

MANARIN SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS

Cash (Note A2)	$ 306,124
Accounts receivable-Broker & Dealer	25,425
Accounts receivable-commissions	79,213
Securities Owned: (Note A3)	
Marketable at market value	226,209
Not readily marketable, at estimated fair value	28,350
Secured demand notes collateralized by marketable securities (Note C)	350,000
Prepaid Income Taxes	684
Total Assets	$ 1,016,005

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable and accrued expenses	$ 11,290
Commissions payable	54,308
Federal income tax payable	10,042
Deferred tax liability (Note D)	1,674
	77,314
Commitments and contingent liabilities	
Subordinated borrowings pursuant to secured demand note collateral agreement (Note C)	350,000
Total Liabilities and Commitments	$ 427,314
Stockholder's Equity	
Common stock - authorized 25,000 shares of $1 par value; issued and outstanding 10,000 shares	10,000
Paid in capital	17,453
Retained earnings	561,238
Total Stockholder's Equity	$ 588,691
Total Liabilities and Stockholder's Equity	$1,016,005

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2003

Revenues
  Commissions and Fees $1,835,681
  Investment Income   5,538

        Total Revenues   1,841,219

Operating Expenses
  Wages & Commissions (Note C)   1,151,085
  Reimbursement of office overhead (Note C)   480,000
  Ticket charges, communication, and other fees   104,043
  Licenses and fees   2,737
  Registration expenses   6,650
  Marketing, Promotion, and Conferences   790
  Professional fees   5,000
  Fidelity Bond   999
  Breakpoint liability expense   5,950
  Miscellaneous   1,761

        Total Expenses   1,759,015

        Net Income before tax   82,204

Income tax Expense (Note D)   15,338

        Net Income $ 66,866

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2003

	Common Stock	Paid In Capital	Retained Earnings
Balance, January 1, 2003	$ 10,000	$ 17,453	$ 494,372
Net income			66,866
Balance, December 31, 2003,	$ 10,000	$ 17,453	$ 561,238

The accompanying notes are an integral part of this statement.

MANARIN SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net Loss	$ 66,866
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Unrealized (Appreciation) Depreciation in Investments	27,995
(Increase) decrease in operating assets:	
(Increase) decrease in accounts receivable-	
Broker & Dealers	(23,931)
(Increase) decrease in accounts receivable-	
commissions	(55,077)
(Increase) decrease in securities owned	(68,594)
(Increase) decrease in deferred tax asset	1,471
(Increase) decrease in prepaid income tax	43,090
Increase (decrease) in commissions payable	40,493
Increase (decrease) in accounts payable	6,240
Increase (decrease) in deferred tax liability	1,674
Increase (decrease) in federal income tax payable	10,042
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	50,269
NET INCREASE IN CASH	50,269
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	255,855
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note A2)	$ 306,124
SUPPLEMENTAL DISCLOSURES:	
Income Tax Refund	$ (40,939)

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Manarin Securities Corporation is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles

1) BASIS OF PRESENTATION AND NATURE OF OPERATIONS - Manarin Securities Corporation, is a broker and dealer in securities registered with the Securities and Exchange Commission (SEC), and is a member of the National Association of Securities Dealers (NASD). The corporation offers an array of financial service products including both equity and debt securities and variable annuity insurance products through independent contractor brokers. The corporation operates on a fully-disclosed basis and is exempt from the provisions of Securities and Exchange Commission rule 15c3-3.

The corporation executes and clears trades through an unaffiliated brokerage firm, Pershing LLC.

2) CASH AND CASH EQUIVALENTS - For purposes of the statement of cash flow the Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

3) Securities owned are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is recorded as investment income.

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

Marketable securities consist of trading and investment securities at market values, as follows:

	Owned
Municipal and local obligations	173,853
Obligations of U.S. Government	36,055
Mutual funds	16,301
	$ 226,209

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2003, these securities at estimated fair values consist of the following:

Corporate stock and warrants	$ 28,350

4) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5) Securities transaction - Customers' securities transactions are recorded on a trade-date basis with related commission income and expenses recorded on a trade-date basis. Securities transactions of the corporation are recorded on a trade-date basis.

6) Advertising - The corporation expenses advertising costs as they are incurred.

7) Income Taxes - The corporation accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NOTE B - NET CAPITAL REQUIREMENT

The Corporation, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This rule requires the Company to maintain net capital of at least $100,000 at all times. At December 31, 2003, the Company's net capital, as defined, was $ 869,554. The corporation ratio of aggregate indebtedness to net capital was .09 to 1.

NOTE C - RELATED PARTIES

Wages and commissions of $593,485 were paid to Roland R. Manarin.

Manarin Securities Corporation paid Roland R. Manarin and Associates, Inc. $480,000 for the Company's proportionate share of office overhead expenses for the year ended December 31, 2003.

Roland R. Manarin and Associates, Inc. has executed subordinated loan agreements with Manarin Securities Corporation in the amount of $350,000. At December 31, 2003, the securities pledged had a market value of $ 556,868. After applying market adjustment and regulatory haircuts, the adjusted value was $ 418,298.

-11-

MANARIN SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2003

NOTE D - INCOME TAXES

The Corporation has a temporary difference of $13,615 due to computing income taxes on the cash basis of accounting and $53,891 of Net Operating Loss carryover for the state of Nebraska.

The components of taxable income and the provision for income taxes at December 31, 2003, are as follows:

Current Federal and State tax liability	$ 12,193
Deferred Federal and State tax liability	3,145
Total Income Tax Expense	$ 15,338

Net deferred tax asset as of December 31, 2003, consists of the following:

Current deferred tax asset	$ 3,772
Current deferred tax liability	(5,446)
Net deferred tax liability	$ (1,674)

The Corporation's current deferred tax liability represent the tax effects of taxable temporary difference in book and tax reporting. The taxable temporary timing differences consists of cash reporting differences for accounts receivable, accounts payable, wages and commissions payable and unrealized appreciation of investments. The company's current deferred tax asset represent the tax effects of the net operating loss carryover for the state of Nebraska.

SUPPLEMENTAL INFORMATION

SCHEDULE 1

MANARIN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2003

Total Stockholders Equity and Subordinated Liabilities:

Credit items:		
Common stock	$ 10,000	
Allowable subordinated liability	350,000	
Paid-in capital	17,453	
Retained earnings	561,238	
		$ 938,691
Deduct nonallowable assets:		
Haircuts on securities	11,189	
Accounts receivable - other	28,914	
Prepaid income tax	684	
Non-allowable securities	28,350	
		69,137
NET CAPITAL	$	869,554

Total Liabilities:

Accounts Payable	$	11,290
Wages & Commissions payable		54,308
Federal Income Tax payable		10,042
Deferred tax liability		1,674
Aggregate indebtedness	$	77,314

Capital Requirements:

Minimum Net Capital Required (6 2/3%)	$	5,149
Minimum dollar net capital requirement Of the corporation	$	100,000
Net capital exceeding required minimum	$	769,554
Ratio of aggregate indebtedness to Net capital		.09 to 1

-13-

SCHEDULE 2

MANARIN SECURITIES CORPORATION

RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT

December 31, 2003

Aggregate indebtedness per Audit Report	$	77,314
Aggregate indebtedness per Focus Report		65,598
Difference in income tax payable	$	11,716
Net capital per Audit Report	$	869,554
Net capital per Focus Report		881,270
Difference in income tax expense	$	11,716

SCHEDULE 3

MANARIN SECURITIES CORPORATION

STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES

December 31, 2003

Subordinated liabilities at January 1, 2003 $ 350,000

Increase (decrease)   0

Subordinated liabilities at December 31, 2003 $ 350,000

DOLLECK & FREDERES P.C.
CERTIFIED PUBLIC ACCOUNTANTS

VERNON E. DOLLECK
LOWELL L. FREDERES
CERTIFIED PUBLIC ACCOUNTANTS

10730 PACIFIC STREET
SUITE 242
OMAHA, NEBRASKA 68114
PHONE (402) 391-7030
FAX (402) 391-2037
E-mail: dolleck.frederes@taxprosdf.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

Manarin Securities Corporation
Omaha, Nebraska

In planning and performing our audit of the financial statements of Manarin Securities Corporation (a Nebraska Corporation) for the year ended December 31, 2003, (on which we have issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control and of practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("Commission") above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluations of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with practices or procedures may deteriorate.

Our consideration of the Corporation's internal control would not necessarily disclose all matters in the Corporation's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Corporation's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use for the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties

[signature]

Omaha, Nebraska
February 20, 2004